     Filed pursuant to Rule 433
Registration Statement No. 333-129243
January 24, 2006
Relating to Preliminary Pricing Supplement No. 25
dated December 27, 2005

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Pricing Sheet – January 24, 2006

Bear Market PLUS due April 20, 2007
Mandatorily Exchangeable for an Amount Payable in U.S. Dollars
Based Inversely on the Value of the Philadelphia Stock Exchange Housing Sector IndexSM

Offering Price	:	$5 per Bear Market PLUS

Leverage Factor	:	300%

Maximum Payment	:	$6.625 per Bear Market PLUS

Minimum Payment	:	$2.50 per Bear Market PLUS

Aggregate Principal Amount	:	$8,000,000

Initial Index Value	:	532.85

Trade Date	:	January 24, 2006

Settlement Date	:	January 31, 2006

Listing	:	AMEX

Ticker Symbol	:	MFP

CUSIP	:	61747W406

Agent	:	Morgan Stanley & Co. Incorporated

Agent’s Commissions	:	$0.075 per Bear Market PLUS

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by called toll-free 1-800-584-6837.

“PHLX Housing SectorSM Index” and “HGXSM” are service marks of the Philadelphia Stock Exchange, Inc., which we refer to as PHLX, and have been licensed for use by Morgan Stanley. The Bear Market PLUS based on the PHLX Housing SectorSM Index are not sponsored, endorsed, sold or promoted by PHLX and PHLX makes no representation regarding the advisability of investing in the Bear Market PLUS.